================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2

                               (AMENDMENT NO. 15)

                         CARRAMERICA REALTY CORPORATION
                    (FORMERLY NAMED CARR REALTY CORPORATION)
             ------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   144418 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                LAURA L. HAMILTON
                          SECURITY CAPITAL U.S. REALTY
                              25B, BOULEVARD ROYAL
                                L-2449 LUXEMBOURG
                                 (352) 46 37 562
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 16, 2001
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].


                         (Continued on following pages)
                               (Page 1 of 10 Pages)
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


                                 SCHEDULE 13D/A
-------------------------------              -----------------------------------

    CUSIP NO. 144418 10 0                                Page 2 of 10

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      Security Capital Group Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      36-3692698
-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland

--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             28,603,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           28,603,417
              ------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      28,603,417

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.0%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING
      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------              -----------------------------------

    CUSIP NO. 144418 10 0                                Page 3 of 10

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      SC Realty Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             28,603,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           28,603,417
              ------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      28,603,417

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.0%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING
      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------------              -----------------------------------

    CUSIP NO. 144418 10 0                                Page 4 of 10

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      Security Capital Holdings S.A.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             28,603,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           28,603,417
              ------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      28,603,417

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.0%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING
      CO

--------------------------------------------------------------------------------

            This Amendment No. 15 is filed by Security Capital Group Incorporated ("Security Capital Group"), a Maryland corporation, SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"), and by Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital Group, and amends the Schedule 13D originally filed on November 14, 1995 (as previously amended, the "Schedule 13D"). This Amendment No. 15 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the
Schedule 13D.

            As previously reported, on September 26, 2000, SC-U.S. Realty entered into a Transaction Agreement (the "Transaction Agreement") with Security Capital Group and SC-Realty. The Transaction Agreement provided, among other things, for the sale by SC-U.S. Realty of all the issued and outstanding shares of capital stock of Holdings owned by SC-U.S. Realty to SC-Realty, all upon the terms and subject to the conditions set forth in the Transaction Agreement (the "Sale Transaction"). On January 16, 2001, the parties consummated the Sale Transaction, as a result of which, Security Capital Group and SC-Realty through their ownership of capital stock of Holdings, beneficially own all of the shares of Common Stock owned by Holdings, and SC-U.S. Realty has ceased to beneficially own any shares of Common Stock.

            The foregoing summary of the terms of the Transaction Agreement and the Sale Transaction is qualified in its entirety by reference to the text of the Transaction Agreement, filed as Exhibit 14.1 to the Schedule 13D and hereby incorporated herein by reference.

ITEM 2.     IDENTITY AND BACKGROUND

            Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

            The reporting persons (the "Reporting Persons") are (a) Security Capital Group, a Maryland corporation, whose principal office and business address is 125 Lincoln Avenue, Santa Fe, New Mexico 87501, (b) SC-Realty, a Nevada corporation, whose principal office and business address is 125 Lincoln Avenue, Santa Fe, New Mexico 87501, and (c) Holdings, a corporation organized and existing under the laws of Luxembourg, whose principle office and business address is 25b, Boulevard Royal, L-2449 Luxembourg.

            The Reporting Persons are each principally engaged in the business of real estate investment and management.

            Schedule 1 of Exhibit 15 to this Amendment ("Schedule 1") contains the following information concerning each director, executive officer or controlling person of Security Capital Group: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

            To the knowledge of Security Capital Group, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except as noted therein. During


                                  5 of 10 Pages
the last five years, neither Security Capital Group nor any of the Schedule 1 Persons (to the knowledge of Security Capital Group) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Security Capital Group nor any of the
Schedule 1 Persons (to the knowledge of Security Capital Group) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Schedule 2 of Exhibit 15 attached to this Amendment ("Schedule 2") contains the following information concerning each director, executive officer or controlling person of SC-Realty: (i) name and residence or business address,
(ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

            To the knowledge of SC-Realty, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, except as noted therein. During the last five years, neither SC-Realty nor any of the Schedule 2 Persons (to the knowledge of SC-Realty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither SC-Realty nor any of the Schedule 2 Persons (to the knowledge of SC-Realty) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Schedule 3 of Exhibit 15 attached to this Amendment ("Schedule 3") contains the following information concerning each director, executive officer or controlling person of Holdings: (i) name and residence or business address,
(ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 3 is incorporated herein by reference.

            To the knowledge of Holdings, each of the persons named on Schedule 3 (the "Schedule 3 Persons") is a United States citizen, except as noted therein. During the last five years, neither Holdings nor any of the Schedule 3 Persons (to the knowledge of Holdings) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Holdings nor any of the Schedule 3 Persons (to the knowledge of Holdings) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended as follows:

            Except as set forth herein, to the best knowledge and belief of the Reporting Persons, no transactions involving Common Stock have been effected during the past 60 days by any of the Reporting Persons or by any of their respective directors, executive officers or controlling persons.

            The following table sets forth the beneficial ownership of Shares, for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Common Shares.

                                            Number of Shares          Percent of
      Name                                Beneficially Owned (1)      All Shares
      ----                                ----------------------      ----------

Security Capital Group Incorporated (2)         28,603,417               42.7%
C. Ronald Blankenship (3)                            4,500                 *
Samuel W. Bodman                                     0                     *
Hermann Buerger                                      0                     *
John P. Frazee, Jr.                                  0                     *
Cyrus F. Freidheim, Jr.                              0                     *
H. Laurance Fuller                                   0                     *
Ray L. Hunt                                          0                     *
John T. Kelley, III                                  0                     *
William D. Sanders (4)                              35,199                 *
Peter S. Willmott                                    0                     *
Thomas G. Wattles                                    0                     *
Jeffrey A. Klopf                                     0                     *
Anthony R. Manno, Jr.                                0                     *
Caroline S. McBride (5)                             30,199                 *
Constance B. Moore                                   0                     *
A. Richard Moore, Jr.                                0                     *
Kenneth D. Statz                                     0                     *
Jaems C. Swaim                                       0                     *
Paul E. Szurek                                       0                     *


*     Less than 1%

(1) For each person who owns options that are exercisable within 60 days, the calculation of the percentage ownership assume that only that person has exercised all of his options and that no other person has exercised any outstanding options.

(2) These Common Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital.

(3) Options to acquire 4,500 shares.

(4) Options to acquire 35,199 shares.

(5) Options to acquire 30,199 shares.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Item 7 of the Schedule 13D is hereby amended as follows:

            The following Exhibits are filed as part of this Schedule 13D:

Exhibit 15 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital Group, SC-Realty and of Holdings.

Exhibit 16 Joint Filing Agreement, dated as of January 18, 2001, between Security Capital Group, SC-Realty and Holdings.






                                  7 of 10 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         SECURITY CAPITAL GROUP INCORPORATED


                                         By:/s/ Jeffrey A. Klopf
                                            --------------------------------
                                            Name: Jeffrey A. Klopf
                                            Title:Senior Vice President and
                                                  Secretary


                                         SC REALTY INCORPORATED


                                         By:/s/ Jeffrey A. Klopf
                                            --------------------------------
                                            Name: Jeffrey A. Klopf
                                            Title: Secretary


                                         SECURITY CAPITAL HOLDINGS S.A.


                                         By: /s/ Laura L. Hamilton
                                            --------------------------------
                                            Name: Laura L. Hamilton
                                            Title: Vice President


                January 18, 2001




                                  8 of 10 Pages

                                 EXHIBIT INDEX

      Exhibit                              Description

        1* Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.

        2* Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital U.S. Realty and Security Capital Holdings S.A. (incorporated by reference to Exhibit 5.1 of Carr Realty Corporation's Current Report on Form 8-K dated November 6, 1995).

       2.1* Amendment No. 1 to the Stock Purchase Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

       2.2* Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty.

       2.3* Registration Rights Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

        3* Subscription Agreement, dated as of July 17, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

        4* Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Realty and Security Capital Holdings S.A. with respect to the common stock of Regency Realty Corporation).

        5* Subscription Agreement, dated as of November 21, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

        6* Subscription Agreement, dated as of December 19, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.


-----------------------
* Previously Filed.

        7* Subscription Agreement, dated as of January 31, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

        8* Subscription Agreement, dated as of April 14, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

        9* Subscription Agreement, dated as of December 18, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

        10* Subscription Agreement, dated as of April 2, 1998, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

        11* Subscription Agreement, dated as of April 23, 1998, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

        12* Letter Agreement, dated July 28, 2000, among CarrAmerica Realty Corporation, Carr Realty, L.P., Security Capital U.S. Realty and Security Capital Holdings S.A.

        13* Joint Filing Agreement, dated as of July 28, 2000, between Security Capital U.S. Realty and Security Capital Holdings S.A.

       14.1* Transaction Agreement, dated as of September 26, 2000, among Security Capital Group Incorporated, SC Realty Incorporated and Security Capital U.S. Realty (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26, 2000).

       14.2* Letter Agreement, dated July 28, 2000, among Security Capital Group Incorporated, CarrAmerica Realty Corporation and Carr Realty, L.P.

        15 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital Group Incorporated, SC Realty Incorporated and of Security Capital Holdings S.A.

        16 Joint Filing Agreement, dated as of January 18, 2001, between Security Capital Group Incorporated, SC Realty Incorporated and Security Capital Holdings S.A.


-----------------------
* Previously Filed.